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                           July 8, 2022

       Tracy Curley
       Chief Financial Officer
       iSpecimen Inc.
       450 Bedford Street
       Lexington, MA 02420

                                                        Re: iSpecimen Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265976

       Dear Ms. Curley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-4457 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Scott Miller